UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 03, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

Paris, December 2, 2009

Stéphane Richard appointed Chief Executive Officer Delegate from January 1, 2010 on request of Didier Lombard, CEO

As announced last spring in connection with preparations for his succession, Didier Lombard, France Telecom's Chairman and Chief Executive Officer, has submitted a proposal to the Board of Directors concerning the appointment of Stéphane Richard as Chief Executive Officer Delegate. This proposition was approved during today’s Board of Director’s meeting and the appointment will apply from January 1, 2010.

At the same time, the Board of Directors has confirmed that on this date, Stéphane Richard will continue to perform the roles within the Group that were entrusted to him last October (Operations in France and the Home line of business).

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (38.1 billion euros for the first nine months of 2009) and, at 30 September 2009, a customer base of almost 190 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 126 million customers. At 30 September 2009, the Group had 128.8 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts +33 1 44 44 93 93

Beatrice Mandine, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 03, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer